As filed with the Securities and Exchange Commission on August 14, 2002
                                                     Registration No. 333- 91370
--------------------------------------------------------------------------------
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                               AMENDMENT NO. 1 TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-3
                        UNDER THE SECURITIES ACT OF 1933

                               ------------------

                           IRVINE SENSORS CORPORATION
             (Exact name of Registrant as specified in its charter)

          Delaware                                           33-0280334
 (State or other jurisdiction of                         (I.R.S. Employer
         incorporation)                                Identification Number)

                               3001 Redhill Avenue
                          Costa Mesa, California 92626
                                 (714) 549-8211
(Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)

                               ------------------

                               JOHN J. STUART, JR.
                             Chief Financial Officer
                           Irvine Sensors Corporation
                               3001 Redhill Avenue
                          Costa Mesa, California 92626
                                 (714) 549-8211
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ------------------

                                    Copy to:
                             Ellen S. Bancroft, Esq.
                               Amy J. Hansen, Esq.
                         Brobeck, Phleger & Harrison LLP
                               38 Technology Drive
                            Irvine, California 92618
                                 (949) 790-6300

                               ------------------

        Approximate date of commencement of proposed sale to the public:
   from time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -------------------


                                          CALCULATION OF REGISTRATION FEE
===================================================================================================================
                                    Amount         Proposed Maximum         Proposed Maximum         Amount of
 Title of Shares                     to be          Offering Price             Aggregate           Registration
 to be Registered                 Registered          per Share(1)          Offering Price(1)          Fee(2)
-------------------------------------------------------------------------------------------------------------------
Common stock,
$0.01 par value per share          1,555,707              $1.57                $2,442,460               $225
===================================================================================================================

(1) Estimate based upon the average of the high and low sales prices of the Registrant's common stock on August 9, 2002, as reported by the Nasdaq SmallCap Market, pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

(2) Includes a fee of $209 previously submitted with the initial filing of this registration statement.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                1,555,707 Shares
                           IRVINE SENSORS CORPORATION
                                  Common Stock

     This prospectus relates to the public offering, which is not being underwritten, of a total of 1,555,707 shares of the common stock of Irvine Sensors Corporation by the selling stockholders described herein. The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of these shares.

     Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "IRSN" and is traded on the Boston Stock Exchange under the symbol "ISC." On August 9, 2002, the last reported sale price for the common stock on the Nasdaq SmallCap Market was $1.55 per share.

                          ----------------------------

     You should carefully consider the risk factors beginning on page 2 of this prospectus before purchasing any of the common stock offered by this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is August 14, 2002.

                           IRVINE SENSORS CORPORATION

     In this prospectus, the terms "Irvine Sensors," "company," "we," "us," and "our" refer to Irvine Sensors Corporation and its subsidiaries.

     We develop proprietary technologies to produce extremely compact packages of solid state microcircuitry. We have derived most of our revenues from funded research and development conducted by our Advanced Technology Division. We also have an operating division, MicroElectronics Product Division, which was organized to build and sell specialized stacked chip products. This division has not been a material contributor to our historical consolidated revenues. We have also received a significant share of our consolidated revenues from one of our subsidiaries, Novalog, Inc. Other than Novalog, none of our other commercial subsidiaries has contributed material revenues or earnings to our consolidated results.

     Our principal executive offices are located at 3001 Redhill Avenue, Building 4, Costa Mesa, California 92626, and our telephone number is (714) 549-8211.

                                  RISK FACTORS

     Our future operating results are highly uncertain. Before deciding to invest in Irvine Sensors or to maintain or increase your investment, you should carefully consider the risks described below, in addition to the other information contained in this prospectus, our Annual Report on Form 10-K, as amended, and Quarterly Reports on Form 10-Q and in our other filings with the Commission, including any subsequent reports filed on Forms 10-Q and 8-K. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business and results of operations. If any of these risks actually occur, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

     If we continue to incur substantial losses, we will not be able to generate sufficient revenues to fund our operations or achieve profitability. We experienced net losses of $14.6 million for the year ended September 30, 2001, $15.0 million for the year ended October 1, 2000 and $9.1 million for the year ended October 3, 1999. We also incurred net losses of approximately $5.4 million for the 39 weeks ended June 30, 2002. In recent years, much of our losses were incurred as a result of our significant investments in our development stage operating subsidiaries. While we have significantly reduced our investment in subsidiaries, we anticipate that we will continue to generate net losses in the future and cannot assure you that we will be able to achieve or sustain profitability on a quarterly or annual basis in the future. In addition, because a large portion of our expenses are fixed, we generally are unable to reduce expenses significantly in the short-term to compensate for any unexpected delay or decrease in anticipated revenues. As a result, we may continue to experience net losses, which will make it difficult to fund our operations and achieve our business plan, and could cause the market price of our common stock to decline.

     We will likely need to raise additional capital in the future, and additional funds may not be available on terms that are acceptable to us, or at all. We have generated significant net losses in recent periods, and experienced negative cash flows from operations in the amount of approximately $10.2 million for the year ended September 30, 2001 and $2.1 million for the 39 weeks ended June 30, 2002. At June 30, 2002, we had consolidated negative working capital of approximately $1.0 million. We cannot guarantee that we will be able to generate sufficient funds from our operations to meet our immediate working capital needs. In addition, our current growth plans require certain equipment, facility and product development expenditures that cannot be funded from cash generated from operations unless and until our current liabilities are substantially retired. Accordingly, we anticipate that we will likely need to raise additional capital to fund our aggregate requirements although the nature, timing and amount of that need is not immediately determinable. We cannot assure you that any additional capital may be available on a timely basis, on acceptable terms, or at all. If we are not able to obtain additional capital, our business, financial condition and results of operations will be materially adversely affected.

     Our capital requirements will depend on many factors, including:

     .    our ability to control costs;

     . our ability to commercialize our technologies and achieve broad market acceptance for such technologies;

     . our ability to procure additional government research and development contracts;

     . the timing of payments and reimbursements from government and other contracts;

     . research and development funding requirements and required investments in our subsidiaries;

     .    increased sales and marketing expenses;

     .    technological advancements and competitors' response to our products;

     .    capital improvements to new and existing facilities;

     .    our relationships with customers and suppliers; and

     . general economic conditions including the effects of the current economic slowdown and international conflicts.

If our capital requirements are materially different from those currently planned, we may need additional capital sooner than anticipated. Additional funds may be raised through borrowings, other debt or equity financings, or the divestiture of business units or select assets. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and such securities may have rights, preferences and privileges senior to our common stock. Additional funds may not be available on favorable terms or at all, particularly in view of the significant decline in our market capitalization. If adequate funds are not available on acceptable terms, or at all, we may be unable to finance our operations, develop or enhance our products, expand our sales and marketing programs, take advantage of future opportunities or respond to competitive pressures.

     Our common stock may be delisted from the Nasdaq SmallCap Market if our stock price declines further or if we cannot maintain Nasdaq's minimum net worth listing requirements. In such case, the market for your shares may be limited, and it may be difficult for you to sell your shares at an acceptable price, if at all. Our common stock is currently listed on the Nasdaq SmallCap Market. Among other requirements, to maintain this listing, our common stock must continue to trade above $1.00 per share. In July 2001, our stock had failed to meet this criterion for over 30 consecutive trading days. Therefore, in accordance with Marketplace Rule 4310(c)(8)(B), we were notified by Nasdaq that we had 90 calendar days or until October 2001 to regain compliance with this Rule by reestablishing a trading price of $1.00 per share or greater for ten consecutive trading days. To regain compliance, we sought and received approval from our stockholders to effectuate a 1-for-20 reverse split of our common stock that became effective in September 2001, resulting in recompliance by the Nasdaq deadline. However, subsequent to the reverse split, our stock has, at various times, traded close to the $1.00 per share minimum standard, and we cannot assure you that the market price will continue to meet Nasdaq minimum standards.

     In addition to the price requirement, in the absence of sustained profitability, we must also meet at least one of the two following additional standards to maintain our Nasdaq listing: (1) maintenance of tangible net worth at $2 million or greater or stockholders' equity at $2.5 million or greater, or
(2) maintenance of a market capitalization figure in excess of $35 million as measured by market prices for trades executed on Nasdaq. In July 2001, Nasdaq notified us that we were deficient with respect to both these additional standards based on our balance sheet as of April 1, 2001. In August 2001, we were advised by Nasdaq that, based on updated information, we had reestablished compliance with the $35 million market capitalization standard. However, the subsequent decline in the price of our common stock resulted in another deficiency notice from Nasdaq in August 2001. In December 2001, we were notified by Nasdaq that we had reestablished compliance under the additional compliance requirements. This recompliance was based on improvements in our stockholders' equity resulting from the net gain of approximately $1.9 million realized from the discontinuance of operations of our Silicon Film subsidiary in September 2001. We cannot assure you that we will be able to maintain compliance with Nasdaq's listing maintenance requirements in the future. If we fail to meet these or other listing requirements, our common stock could be delisted, which would eliminate the primary market for your shares of common stock. As a result, you may not be able to sell your shares at an acceptable price, if at all.

     If we are delisted from the Nasdaq SmallCap Market, your ability to sell your shares of our stock would also be limited by the penny stock restrictions, which could further limit the marketability of your shares. If our common stock is delisted, it would come within the definition of "penny stock" as defined in the Securities Exchange Act of 1934, as amended, and would be covered by Rule 15g-9 of that Act. That Rule imposes additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors. For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, Rule 15g-9, if it were to become applicable, would affect the ability or willingness of broker-dealers to sell our securities and accordingly would affect the ability of stockholders to sell their securities in the public market. These additional procedures could also limit our ability to raise additional capital in the future.

     If we are not able to commercialize our technology, we may not be able to increase our revenues or achieve or sustain profitability. Since commencing operations, we have developed technology, principally under government research contracts, for various defense-based applications. Contract research and development accounted for approximately 50% of our revenues for the year ended September 30, 2001 and represented approximately 65% of our revenues for the 39 weeks ended June 30, 2002. However, since our margins on government contracts are generally limited, and our revenues from such contracts are tied to government budget cycles and influenced by numerous political and economic factors beyond our control, and are subject to our ability to win additional contracts, our long-term prospects of realizing significant returns from our technology will likely also require penetration of commercial markets. In prior years we have made significant investments to commercialize our technologies without significant success. These efforts included the purchase and later shut down of the IBM cubing line, the formation of the Novalog, MSI, RedHawk and iNetWorks subsidiaries and the development of various stacked-memory products intended for military, aerospace and commercial markets. While these changes have developed new revenue sources, they have not yet resulted in consolidated profitability to date, and a majority of our consolidated revenues for the year ended September 30, 2001 and for the 39 weeks ended June 30, 2002 were still generated from contract research and development. Only our Novalog subsidiary has experienced periods of profitability, and that subsidiary is not currently profitable due to the decline in the sales of palm-top computers, the largest user of Novalog's products. We cannot assure you that any of our present and contemplated future products will achieve broad market acceptance in commercial marketplaces, and if they do not, our business, results of operations and financial condition will be materially and adversely affected.

     Significant sales of our common stock in the public market will cause our stock price to fall. As of June 30, 2002, we had approximately 6.9 million shares of common stock outstanding, of which approximately 4.8 million shares were freely tradeable, other than restrictions imposed upon our affiliates. This amount includes the 1,555,707 shares of our common stock offered for re-sale pursuant to the registration statement of which this prospectus is a part. An additional 1.0 million shares are subject to contractual restrictions on trading, but become freely tradable between October 2002 and November 2002 when the contractual restrictions expire. The average daily trading volume of our shares in July 2002 was only approximately 15,800 shares. The freely tradable shares, along with the contractually restricted shares, are significantly greater in number than the daily average trading volume of our shares. If the selling stockholders, or the holders of the freely tradable shares, were to sell a significant amount of our common stock in the public market, the market price of our common stock would likely be significantly adversely affected.

     Our equity and voting interests in our subsidiaries may become significantly diluted. The financing of our Novalog and RedHawk subsidiaries to date have involved significant private sales of common stock of those subsidiaries representing approximately 32% of the outstanding capital stock of Novalog and approximately 30% of the outstanding capital stock of RedHawk, generating net proceeds to Novalog of approximately $4.1 million and approximately $581,000 for RedHawk. While we repurchased approximately 28% of the common stock of Novalog from minority investors during fiscal years 1998 and 1999, we do not currently have sufficient discretionary capital to repurchase additional shares of Novalog or any other subsidiary. As a result of our decision to significantly reduce our expenditures related to our subsidiaries, our subsidiaries are independently seeking to sell additional equity interests to finance at least some portion of their business plans. Such additional financings may not be available on acceptable terms, it at all. Our ability to enjoy the benefits of any potential increase in value on the part of our subsidiaries can be greatly reduced by third-party financings. Additional financings by our subsidiaries will result in a reduction in our equity interests in the subsidiaries and reduced control of our subsidiaries. Significant third-party investment in our subsidiaries will likely result in third-party investors receiving subsidiary board representation and/or protective covenants that could further reduce our voting control over the subsidiaries.

     In certain circumstances, it is possible that we or our subsidiaries could experience very substantial transaction costs or break-up fees in connection with efforts to obtain financing. For example, we entered into a non-binding letter of intent related to the possible financing of our iNetWorks subsidiary in 2001 that obligated us to pay $1.0 million to the investor if we had rejected the financing. Although we ultimately were not required to pay this break-up fee, it is not uncommon for prospective investment agreements to contain these contractual provisions.

     Third-party financings of subsidiaries will also inherently complicate our fiduciary and contractual obligations and could leave us more vulnerable to potential future litigation. The outcome of litigation is inherently unpredictable, and even the costs of prosecution could have a materially adverse effect on our results of operations.

     Our government-funded research and development business depends on a limited number of customers, and if any of these customers terminate or reduce their contracts with us, or if we cannot obtain additional government contracts in the future, our revenues will decline and our results of operations will be adversely affected. In the fiscal year ended September 30, 2001, all of our revenues from government agencies were derived from three governmental agencies, the U.S. Navy, the U.S. Air Force and the U.S. Army. The Army and the Air Force each accounted for approximately 5% of our consolidated revenues, but the U.S. Navy accounted for approximately 32% of our consolidated revenues. In addition, approximately 9% of our consolidated revenues were derived from a limited number of prime government contractors. Although we ultimately plan to shift our focus to include the commercialization of our technology, we expect to continue to be dependent upon research and development contracts with federal agencies and their contractors for a substantial portion of our revenues for the foreseeable future. This dependency on a few contract sources increases the risks of disruption in this area of our business that could adversely affect our consolidated revenues and results of operations.

     Because we currently depend on government contracts and subcontracts, we face additional risks related to contracting with the federal government, including federal budget issues and fixed price contracts. General political and economic conditions, which cannot be accurately predicted, directly and indirectly affect the quantity and allocation of expenditures by federal agencies. Even the timing of incremental funding commitments to existing, but partially funded, contracts can be affected by these factors. Therefore, cutbacks or re-allocations in the federal budget could have a material adverse impact on our results of operations as long as research and development contracts remain an important element of our business. Obtaining government contracts may also involve long purchase and payment cycles, competitive bidding, qualification requirements, delays or changes in funding, budgetary constraints, political agendas, extensive specification development and price negotiations and milestone requirements. Each government agency also maintains its own rules and regulations with which we must comply and which can vary significantly among agencies. Governmental agencies also often retain some portion of fees payable upon completion of a project and collection of these fees may be delayed for several months or even years, in some instances. In addition, an increasing number of our government contracts are fixed price contracts which may prevent us from recovering costs incurred in excess of its budgeted costs. Fixed price contracts require us to estimate the total project cost based on preliminary projections of the project's requirements. The financial viability of any given project depends in large part on our ability to estimate such costs accurately and complete the project on a timely basis. In the event our actual costs exceed the fixed contractual cost, we will not be able to recover the excess costs. Some of our government contracts are also subject to termination or renegotiation at the convenience of the government, which could result in a large decline in revenue in any given quarter. The timing of payments from government contracts is also subject to significant fluctuation and potential delay, depending on the government agency involved. Any such delay could result in a temporary shortage of working capital. Because over 50% of our consolidated revenues in the year ended September 30, 2001 were derived directly of indirectly from government contractors, these risks can significantly affect our business, results of operations and financial condition.

     We also depend on a limited number of non-government customers. The loss of any such customer could seriously impact our consolidated revenues and harm our business. Our existing product sales have largely been derived from our Novalog subsidiary, which is heavily dependent upon sales to a limited number of original equipment manufacturers, two of which accounted for approximately 12% and 10% of our consolidated revenues. Both of these OEMs are suppliers to Palm Computing. A majority of Novalog's product sales in fiscal 2000 and fiscal 2001 were derived from sales for use in Palm's products. As such, the decline in Palm's business during fiscal 2001 was a primary cause of the 29% decline in Novalog's sales for that period and the approximately 60% decline in Novalog's sales for the first 39 weeks of fiscal 2002 as compared to the comparable period in fiscal 2001. The planned business models of our MicroSensors and iNetWorks subsidiaries have similar expected dependencies on a limited number of OEM customers. Disruption of any of these relationships could materially and adversely affect our consolidated revenues and results of operations.

     If we are not able to obtain market acceptance of our new products, our revenues and results of operations will be adversely affected. We focus on markets that are emerging in nature and potentially subject to rapid growth. Market reaction to new products in these circumstances can be difficult to predict. Many of our planned products incorporate our chip stacking technologies that have not yet achieved broad market acceptance. We cannot assure you that our present or future products will achieve market acceptance on a sustained basis. In addition, due to our historical focus on research and development, we have a limited history of competing in the intensely competitive commercial electronics industry. As such, we cannot assure you that we will successfully develop, manufacture and market additional commercial product lines or that such product lines will be accepted in the commercial marketplace. If we are not successful, our ability to generate revenues and our business, financial condition and results of operations will be adversely affected.

     If we are not able to adequately protect or enforce our patent or other intellectual property rights, our ability to compete in our target markets could be materially and adversely affected. We believe that our success, and that of our subsidiaries, will depend, in part, on the strength of our existing patent protection and the additional patent protection that we and our subsidiaries may acquire in the future. As of June 30, 2002, Irvine Sensors owned 43 U.S. patents in force and nine foreign patents and has other patent applications pending before the U.S. Patent and Trademark Office as well as various foreign jurisdictions. It is possible that any existing patents or future patents, if any, could be challenged, invalidated or circumvented, and any right granted under these patents may not provide us with meaningful protection from competition. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, to develop similar technology independently or to design around our patents. In addition we treat technical data as confidential and generally rely on internal nondisclosure safeguards, including confidentiality agreements with employees, and on laws protecting trade secrets, to protect proprietary information. We cannot assure you that these measures will adequately protect the confidentiality of our proprietary information or that others will not independently develop products or technology that are equivalent or superior to ours.

     In addition, other companies may hold or obtain patents or inventions or may otherwise claim proprietary rights to technology useful or necessary to our business. We cannot predict the extent to which we may be required to seek licenses under such proprietary rights of third parties and the cost or availability of these licenses. While it may be necessary or desirable in the future to obtain licenses relating to one or more proposed products or relating to current or future technologies, we cannot assure you that we will be able to do so on commercially reasonable terms, if at all. If we are not able to obtain crucial technologies, our ability to compete would be harmed and our business, financial condition and results of operations would be materially and adversely affected.

     Enforcing and protecting our patents and other proprietary information can be costly. If we are not able to adequately protect or enforce our proprietary information or if we become subject to infringement claims by others, our business, results of operations, and financial condition may be materially adversely affected. We may need to engage in future litigation to enforce our intellectual property rights or the rights of our customers, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We also may need to engage in litigation in the future to enforce our patent rights. In addition, we may receive in the future communications from third parties asserting that our products infringe the proprietary rights of third parties. We cannot assure you that any such claims would not result in protracted and costly litigation. This litigation could result in substantial costs and diversion of our resources and could materially and adversely affect our business, financial condition and results of operations. Furthermore, there is also no assurance that we will have the financial resources to provide vigorous defense or enforcement of our patents or other proprietary information.

     Our proprietary information and other intellectual property rights are subject to government use which, in some instances ,limits our ability to capitalize on them. Whatever degree of protection, if any, is afforded to us through our patents, proprietary information and other intellectual property, will not extend to government markets that utilize certain segments of our technology. The government has the right to royalty-free use of technologies that we have developed under government contracts, including portions of our stacked circuitry technology. While we are generally free to commercially exploit these government-funded technologies and we may assert our intellectual property rights to seek to block other non-government users of the same, we cannot assure you that we will be successful in our attempts to do so.

     We are subject to significant competition which could prevent us from increasing or sustaining our revenue. We face strong competition from a wide variety of competitors, including large, multinational semiconductor design firms and aerospace firms. Most of our competitors have considerably greater financial, marketing and technological resources than we or our subsidiaries do, which may make it difficult to win new contracts or to attract strategic partners. This competition has resulted and may continue to result in declining average selling prices for our products. We cannot assure you that we will be able to compete successfully with these companies. Certain of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the promotion and sale of their products. Increased competition has in the past resulted in price reductions, reduced gross margins and loss of market share, and this trend may continue in the future. We cannot assure you that we will be able to continue to compete successfully or that competitive pressures will not materially and adversely affect our business, financial condition and results of operations.

     If we are unable to maintain our relationships with contract manufacturers, we may not be able to fulfill our backlog in any given quarter and our revenues could be materially adversely affected. We extensively rely on contract manufacturers and do not have any long-term supply agreements with contract manufacturers or other suppliers. Because we rely on contract manufacturers with limited capacity, we face several significant risks, including a lack of ensured supply, potential product shortages and higher prices and limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs. We cannot assure you that we will be able to cover changing manufacturing needs in the future. Failure to do so will have a material adverse impact on our operations.

     If we cannot adapt to unforeseen technological advances, we may not be able to successfully compete with our competitors. We operate in industries characterized by continuing technological development. Accordingly, we will be required to devote substantial resources to improve already technologically complex products. Many companies in these industries devote considerably greater resources to research and development than we do. Developments by any of these companies could have a materially adverse effect on us if we are not able to keep up with the same developments. Our future success will depend on our ability to successfully adapt to any new technological advances in a timely manner, or at all.

     We do not have any long-term employment agreements with any of our key personnel. If we are not able to retain our key personnel, we may not be able to implement our business plan and our results of operations could be materially and adversely affected. We depend to a large extent on the abilities and continued participation of our executive officers and other key employees, particularly John Carson, our president and John Stuart, our chief financial officer. The loss of any key employee could have a material adverse effect on our business. While we have adopted employee stock option plans designed to attract and retain key employees, our stock price has declined in recent periods, and we cannot guarantee that options granted under our plans will be effective in retaining key employees. We do not presently maintain "key man" insurance on any key employees. We believe that, as our activities increase and change in character, additional, experienced personnel will be required to implement our business plan. Competition for such personnel is intense and we cannot assure you that they will be available when required, or that we will have the ability to attract and retain them.

     Our stock price has been subject to significant volatility; you may not be able to sell your shares of common stock at or above the price you paid for them. The trading price of our common stock has been subject to wide fluctuations in the past. Since January 2000, the common stock has traded at prices as low as $0.77 per share and as high as $375.00 per share, after giving effect to the 1-for-20 reverse stock split in September 2001. We may not be able to increase or sustain the current market price of our common stock in the future. As such, you may not be able to resell your shares of common stock at or above the price you paid for them. The market price of the common stock could continue to fluctuate in the future in response to various factors, including, but not limited to:

     .    quarterly variations in operating results;

     .    our ability to control costs and improve cash flow;

     . announcements of technological innovations or new products by us or our competitors;

     .    changes in investor perceptions;

     .    new products or product enhancements by us or our competitors; and

     . changes in earnings estimates or investment recommendations by securities analysts.

The stock market in general has continued to experience volatility, which has particularly affected the market price of equity securities of many high technology companies. This volatility has often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been the subject of securities class action litigation. We are currently subject to class action lawsuits that could result in substantial losses and divert management's attention and resources from other matters.

     Our international operations are subject to many inherent risks, any of which may adversely affect our business, financial condition and results of operations. Approximately 10% of our consolidated total revenues in the year ended September 30, 2001 and approximately 5% for the 39 weeks ended June 30, 2002 was derived from sales outside the United States. In the future, we intend to continue to expand our international business activities. International operations are subject to many inherent risks that may adversely effect our business, financial condition and operating results, including:

     .    political, social and economic instability;

     .    trade restrictions;

     .    the imposition of governmental controls;

     . exposure to different legal standards, particularly with respect to intellectual property;

     .    burdens of complying with a variety of foreign laws;

     . import and export license requirements and restrictions of the United States and each other country in which we operate;

     .    unexpected changes in regulatory requirements;

     .    foreign technical standards;

     .    fluctuations in currency exchange rates;

     . difficulties in managing foreign operations and collecting receivables from foreign entities; and

     .    potentially adverse tax consequences.

     We may be subject to additional risks. The risks and uncertainties described above are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business operations.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Pursuant to the SEC rules, this prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement. You may read or obtain a copy of the registration statement from the SEC in the manner described above.

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The documents we incorporate by reference are:

1. Our Annual Report on Form 10-K for the fiscal year ended September 30, 2001 filed with the SEC on December 31, 2001, as amended (Commission file number 1-8402);

2. Our Quarterly Report on Form 10-Q for the quarter ended December 30, 2001 filed with the SEC on February 13, 2002;

3. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 filed with the SEC on May 3, 2002;

4. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the SEC on August 14, 2002;

5. Our definitive Proxy Statement filed with the SEC on April 1, 2002 in connection with our 2002 annual meeting of stockholders held on May 7, 2002;

6.   Our Current Report on Form 8-K filed with the SEC on May 3, 2002;

7.   Our Current Report on Form 8-K filed with the SEC on January 10, 2002;

8.   Our Current Report on Form 8-K filed with the SEC on October 1, 2001; and

9. The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on October 12, 1982 pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     In addition, we incorporate by reference all reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering and all such reports and documents will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference. Requests for documents should be submitted in writing to the Secretary, at Irvine Sensors Corporation, 3001 Red Hill Avenue, Costa Mesa, California 92626, or by telephone at (714) 549-8211.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in "Risk Factors" above and elsewhere in, or incorporated by reference into, this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.


                                 USE OF PROCEEDS

     The shares of common stock offered by this prospectus will be sold by the selling stockholders, and the selling stockholders will receive all of the proceeds from sales of such shares. We will not receive any proceeds from sales of the shares offered by this prospectus.

                              SELLING STOCKHOLDERS

     The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of August 9, 2002, based on the selling stockholders' representations regarding their ownership. The percentages shown in the table are based on 6,900,820 shares of common stock outstanding on that date. We cannot estimate the number of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may sell all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. Each selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares. Each selling stockholder also may offer and sell less than the number of shares indicated. No selling stockholder is making any representation that any shares covered by this prospectus will or will not be offered for sale. Except as indicated in this section, we are not aware of any material relationship between us and a selling stockholder within the past three years other than as a result of a selling stockholder's beneficial ownership of our common stock.



                                               Beneficially Owned Prior to
                                                         Offering
                                             ------------------------------
                                                                                Number of Shares
                                               Number of                        Being Offered in
Selling Stockholder                              Shares            Percent           Offering
-------------------                          ------------         ---------     ----------------
Stonestreet L.P.(1). ......................     585,000              8.5%             585,000

Alpha Capital AG(1). ......................     325,000              4.7              325,000

BiCoastal Consulting Corp.(1)(2) ..........     200,000              2.9              200,000

Delphi Engineering Group(3) ...............       4,000               *                 4,000

Preston Assets Management(4) ..............      70,000              1.0               45,000

Wolfgang Seidel(5) ........................      59,225               *                25,000

Mark F. Hubbard(6) ........................      70,000              1.0               70,000

BBNT Solutions, LLC(7) ....................     278,707              4.1              278,707

Seth Kaplan(8) ............................      23,000               *                23,000


* Represents beneficial ownership of less than 1.0% of the outstanding shares of common stock.

(1) StoneStreet LP and Alpha Capital AG acquired the shares held by them and offered by this prospectus in a private placement pursuant to a Securities Purchase Agreement dated as of May 29, 2002, between us and each of StoneStreet and Alpha Capital. Pursuant to this agreement, we issued StoneStreet and Alpha Capital an aggregate of 700,000 shares of our common stock, warrants to purchase up to an additional 210,000 shares of our common stock, and warrants to purchase up to an additional 70,000 shares of the common stock of iNetWorks Corporation. The warrants to purchase shares of Irvine Sensors have an exercise price of $2.34 per share and expire three years from issuance. The shares of iNetWorks Corporation issuable upon the exercise of those warrants are not covered by this prospectus and have not been registered. In addition, we issued BiCoastal Consulting Corp. warrants to purchase up to 200,000 shares of our common stock as partial consideration for assisting us with this financing, also with an exercise price of $2.34 per share and a three year term. BiCoastal acted as our agent in finding and introducing Stonestreet and Alpha Capital. We agreed to effect a shelf registration, of which this prospectus is a part, to register all of these shares (other than the shares of iNetWorks common stock) in order to permit Stonestreet, Alpha Capital and BiCoastal Consulting to sell these shares from time to time in the public market or in privately-negotiated transactions. Michael Finkelstein and Libby Leonard have voting and investment control over the shares held by StoneStreet, and Konrad Ackerman has voting and investment control over the shares held by Alpha Capital.

(2) Peter T. Benz, the President of BiCoastal Consulting, has voting and investment control over these shares.

(3) The 4,000 shares of common stock which may be sold by Delphi Engineering Group were issued by us to Delphi Engineering in connection with a settlement agreement dated as of March 18, 2002. Dave Snope and James Sorensen, the Chief Executive Officer and Chief Financial Officer, respectively, of Delphi Engineering, share voting and investment control over these shares.

(4) The 45,000 shares of common stock which may be sold by Preston Assets Management pursuant to this prospectus are issuable upon the exercise of warrants that we issued on March 7, 2002 and on June 19, 2002 in connection with a loan in the aggregate amount of $50,000. The loan has a due date of September 30, 2002. The warrants issued on March 7, 2002 have an exercise price of $1.20 per share and expire September 7, 2003. The warrants issued on June 19, 2002 have an exercise price of $2.40 per share and expire December 19, 2003. Miles T. Stott has voting and investment control over these shares.

(5) The 25,000 shares of common stock which may be sold by Wolfgang Seidel pursuant to this prospectus are issuable upon the exercise of warrants that we issued on March 16, 2002 in connection with a loan in the aggregate amount of $50,000. The warrants have an exercise price of $1.20 per share and expire September 16, 2003. The loan bore no interest and was repaid on May 30, 2002. Mr. Seidel is a director of our company. His beneficial holdings include 40,000 shares issuable pursuant to warrants and 7,375 shares issuable pursuant to options exercisable within sixty days of August 9, 2002.

(6) The 70,000 shares of common stock which may be sold by Mr. Hubbard pursuant to this prospectus are issuable upon exercise of warrants that we issued on April 4, 2002 and on June 21, 2002 in connection with a loan in the aggregate amount of $100,000. The loan has a due date of September 30, 2002. The warrants issued on April 4, 2002 have an exercise price of $1.20 per share and expire October 4, 2003. The warrants issued on June 21, 2002 have an exercise price of $2.40 per share and expire December 21, 2003.

(7) The shares of common stock which may be sold by BBNT Solution, LLC pursuant to this prospectus were acquired in connection with a Settlement Agreement dated as of June 24, 2002 between us, BBNT and iNetWorks Corporation, our subsidiary, in exchange for the cancellation of debt in the amount of $500,000.00 owed by iNetWorks to BBNT. As part of this Settlement Agreement, we agreed to include the shares issued to BBNT in this shelf registration, of which this prospectus is a part. BBNT is an indirect wholly-owned subsidiary of Verizon Communications, Inc.

(8) The shares of Irvine Sensors Corporation common stock which may be sold by Seth Kaplan pursuant to this prospectus are issuable upon the exercise of warrants that we issued on June 25, 2002 in connection with financial consulting services provided by Mr. Kaplan, primarily involving review of our business plans and the subsequent recommendation and introduction of BiCoastal Consulting as a potential facilitator of financing. The warrants have an exercise price of $1.52 per share, expire June 25, 2005 and have been recorded as compensation expense of $21,000 based on the fair value of the warrants during the 13-week period ended June 30, 2002.

     We have agreed to prepare and file any amendments and supplements to the registration statement relating to these shares as may be necessary to keep the registration statement effective until such time as all of the shares covered by this prospectus have been sold or until all of such shares may be sold pursuant to an exemption from registration.

     This prospectus also covers any additional shares of our common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

                              PLAN OF DISTRIBUTION

     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     . ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     . block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     . an exchange distribution in accordance with the rules of the applicable exchange;

     .    privately negotiated transactions;

     .    short sales;

     . broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     .    a combination of any such methods of sale; and

     .    any other method permitted pursuant to applicable law.

     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     We are required to pay all fees and expenses incurred by us incident to the registration of the shares. The selling stockholders will each bear their own fees and expenses, including but not limited to, the fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     The legality of the shares offered hereby will be passed upon for Irvine Sensors Corporation by Brobeck, Phleger & Harrison LLP, Irvine, California.

                                     EXPERTS

     Grant Thornton LLP, independent certified public accountants, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended September 30, 2001, as amended, as set forth in their report which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Grant Thornton LLP's report, given on their authority as experts in accounting and auditing.

We have not authorized any person to make                IRVINE SENSORS
a statement that differs from what is in                  CORPORATION
this prospectus.  If any person does make a
statement that differs from what is in this
prospectus, you should not rely on it.  This            1,555,707 Shares
prospectus is not an offer to sell, nor is it                  of
seeking an offer to buy, these securities in any          Common Stock
state in which the offer or sale is not permitted.
The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

                                                          -----------------

                                                              PROSPECTUS

                                                          -----------------
                   -----------------

                   TABLE OF CONTENTS

                   -----------------

                                            Page
                                            ----

RISK FACTORS ...............................  2

WHERE YOU CAN FIND MORE
INFORMATION ................................ 12

FORWARD-LOOKING STATEMENTS ................. 13

USE OF PROCEEDS ............................ 13

SELLING STOCKHOLDERS ....................... 14

PLAN OF DISTRIBUTION ....................... 16

LEGAL MATTERS .............................. 17

EXPERTS .................................... 17

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various costs and expenses to be paid by us with respect to the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the SEC registration fee. In addition, Irvine Sensors Corporation may be charged additional listing fees by the Nasdaq SmallCap Market upon issuance of the shares being offered by this prospectus.

SEC Registration Fee ..............................................  $   225
Printing Expenses .................................................    2,000
Legal Fees and Expenses ...........................................   15,000
Accounting Fees and Expenses ......................................   10,000
Miscellaneous .....................................................    2,500
                                                                     -------
     Total ........................................................  $29,725
                                                                     =======


     We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Under Section 145 of the Delaware General Corporation Law, Irvine Sensors Corporation can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Irvine Sensors Corporation's bylaws provide that Irvine Sensors Corporation will indemnify its directors and officers to the fullest extent permitted by law and require Irvine Sensors Corporation to advance litigation expenses upon receipt by Irvine Sensors Corporation of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The bylaws further provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Irvine Sensors Corporation's certificate of incorporation provides that, under Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to Irvine Sensors Corporation and its stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Irvine Sensors Corporation or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     Irvine Sensors Corporation has entered into agreements to indemnify its directors, the directors of certain of its subsidiaries and certain of its officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements, among other things, indemnify Irvine Sensors Corporation's directors and certain of its officers for certain expenses, attorneys' fees, judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of Irvine Sensors Corporation, on account of services as a director or officer of Irvine Sensors Corporation, or as a director or officer of any other company or enterprise to which the person provides services at the request of Irvine Sensors Corporation.

ITEM 16.  EXHIBITS

     EXHIBIT
     NUMBER

       4.1 Specimen of Common stock certificate (Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991).

       4.2* Securities Purchase Agreement dated as of May 29, 2002 between Irvine Sensors Corporation, Alpha Capital AG and Stonestreet LP.

       4.3* Form of Warrants issued to Preston Assets Management, Wolfgang Seidel and Mark F. Hubbard.

       5.1     Opinion of Brobeck, Phleger & Harrison LLP.

      23.1     Consent of Independent Certified Public Accountants.

      23.2     Consent of Brobeck, Phleger & Harrison LLP (included in
               Exhibit 5.1).

      24.1*    Power of Attorney (included in signature page).


-----------------
* Previously filed by the Registrant.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering price may be reflected in the form of prospectus filed with the SEC under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with the SEC by us pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of Irvine Sensors Corporation's Annual Report under Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Irvine Sensors Corporation pursuant to the foregoing provisions, or otherwise, Irvine Sensors Corporation has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Irvine Sensors Corporation of expenses incurred or paid by a director, officer or controlling person of Irvine Sensors Corporation in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Irvine Sensors Corporation will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 14th day of August, 2002.

                                    IRVINE SENSORS CORPORATION

                                    By: /s/ JOHN J. STUART, JR.
                                       ---------------------------
                                         John J. Stuart, Jr.
                                         Chief Financial Officer and Secretary


     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.




         Signature                                   Title                                Date
         ---------                                   -----                                ----
/s/ ROBERT G. RICHARDS                Chief Executive Officer (principal             August 14 , 2002
---------------------------           executive officer) and Director
    Robert G. Richards


             *                        Chairman of the Board                          August 14, 2002
---------------------------
     Mel R. Brashears

/s/ JOHN J. STUART, JR.               Chief Financial Officer (principal             August 14, 2002
---------------------------           financial officer and chief accounting
     John J. Stuart, Jr.              officer)


             *                        Director                                       August 14, 2002
----------------------------
        Marc Dumont


             *                        Director                                       August 14, 2002
----------------------------
      Thomas M. Kelly


             *                        Director                                       August 14, 2002
----------------------------
      Maurice C. Inman


             *                        Director                                       August 14, 2002
----------------------------
       Wolfgang Seidel


         Signature                                   Title                                Date
         ---------                                   -----                                ----


             *                        Director                                       August 14, 2002
----------------------------
  Vincent F. Sollitto, Jr.




* Power of attorney

/s/ JOHN J. STUART, JR.
----------------------------
      John J. Stuart, Jr.
      Attorney-in-Fact

                                INDEX OF EXHIBITS

     EXHIBIT
     NUMBER

       4.1 Specimen of common stock certificate (Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 29, 1991).

       4.2* Securities Purchase Agreement dated as of May 29, 2002 by and between Irvine Sensors Corporation, Alpha Capital AG. and Stonestreet LP.

       4.3* Form of Warrants issued to Preston Assets Management, Wolfgang Seidel and Mark F. Hubbard.

       5.1         Opinion of Brobeck, Phleger & Harrison LLP.

      23.1         Consent of Independent Certified Public Accountants.

      23.2         Consent of Brobeck, Phleger & Harrison LLP (included in
                   Exhibit 5.1).

      24.1*        Power of Attorney (included in signature page).


-----------------
* Previously filed by the Registrant.